(Check One): ☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☑ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

For Period Ended: April 30,2007
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Serena Software, Inc.
Full Name of Registrant

Former Name if Applicable

2755 Campus Drive, 3rd Floor
Address of Principal Executive Office (Street and Number)

San Mateo, California 94403-2538
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR, or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report portion thereof, could not be filed within the prescribed time period.

Serena Software, Inc.’s (the “Company”) Quarterly Report on Form 10-Q for the quarter ended April 30, 2007 (the “Form 10-Q”) could not be filed within the prescribed time period because the Company could not complete the preparation of the required information without unreasonable effort and expense. The Company identified a misclassification in the Consolidated Statement of Cash Flows for the period from March 10, 2006 to January 31, 2007 and is preparing an amendment to its Annual Report on Form 10-K for the fiscal year ended January 31, 2007 (the “Form 10-K”). The Company’s review of its Consolidated Statements of the Cash Flows is being conducted with the assistance of independent registered public accounting firm KPMG LLP. To that end, Serena will require additional time to complete the internal review process, including the Company’s independent registered public accounting firm’s reviews and until the review is complete, the Company will be unable to file an amendment to the Form 10-K or complete and file its Form 10-Q. Once finished with the review, the Company intends to become current again in its U.S. Securities and Exchange Commission filings as soon as practicable.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Robert I. Pender, Jr.	(650)	522-6600
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☑ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☐ Yes ☑ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Serena Software, Inc
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	June 15, 2007	By	/s/ Robert I. Pender, Jr.
(Robert I. Pender, Jr., Senior Vice President, Finance and Administration, Chief Financial Officer)